

August 7, 2013

Via E-mail
Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ 07719

> **Re: BIO-Key International, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-190200**

Dear Mr. DePasquale:

We have limited our review of your registration statement to those issues we have addressed in our comment below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

The Offering, page 50

1.   Disclosure in the first paragraph of this section states: "This prospectus also covers any additional shares of our common stock that we may issue or that may be issuable by reason of any stock split, stock dividend or similar transaction involving our common stock." Footnote 3 to the registration fee table on the cover page contains a similar disclosure and states that you are relying on Rule 416 under the Securities Act in this regard. Please confirm your understanding that Rule 416 will not be applicable to additional shares that may be issued as a consequence of the "full-ratchet" pricing protection granted to the investor in your February 26, 2013 common stock issuance, as described on page 50. Such full-ratchet adjustments are not "similar transactions" within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do "terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends," or standard

anti-dilution provisions. For additional guidance, please refer to Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Vincent Vietti and Stephen Brill, Fox Rothschild LLP